January 29, 2010

Securities and Exchange Commission
Office of Filings and Information Services
100 F Street, NE
Washington, D.C. 20549

Attention: Filings – Rule 497

Re:	Dreyfus Investment Funds
-	Dreyfus/The Boston Company Emerging Markets Core Equity Fund
-	Dreyfus/The Boston Company International Core Equity Fund
-	Dreyfus/Newton International Equity Fund
-	Dreyfus/The Boston Company Small Cap Growth Fund
-	Dreyfus/The Boston Company Small Cap Tax Sensitive Equity Fund
-	Dreyfus/The Boston Company Small Cap Value Fund
-	Dreyfus/The Boston Company Small/Mid Growth Fund
-	Dreyfus/The Boston Company Large Cap Core Fund
-	Dreyfus/The Boston Company Small Cap Value Fund II
-	Dreyfus/The Boston Company International Small Cap Fund
-	Dreyfus/Standish Intermediate Tax Exempt Bond Fund

1933 Act File No.: 33-08214
1940 Act File No.: 811-04813
CIK No.: 799295

Dear Sir/Madam:

On November 27, 2009, Dreyfus Investment Funds (the “Trust”) transmitted the annual Form N-SAR for the period ended September 30, 2009. Such filing was transmitted and filed with the Securities and Exchange Commission (the “SEC”) with the Accession Number: 0000718935-09-000018. The filing inadvertently did not reference each of the above-referenced series (each, a “Series”) when transmitted and did not include all relevant exhibits.

On November 30, 2009, the Trust transmitted an amended Form N-SAR B/A for the period ended September 30, 2009 to include the exhibits that were inadvertently not included in the initial filing. This amended filing was transmitted and filed with the SEC with Accession Number: 0000914775-09-000051. Unfortunately, this filing also did not reference each Series and the report of the independent registered public accounting firm transmitted as an Exhibit 77B with this amended Form N-SAR B/A inadvertently did not include the name, city and state of the accounting firm issuing the report.

A separate filing of the amended Form N-SAR B/A was transmitted and filed on behalf of the Trust on December 3, 2009 with Accession Number: 0000914775-09-000053 to rectify all prior inadvertent errors.

As instructed by your office, to rectify this matter, we are transmitting this correspondence pursuant to Rule 497 to detail the reasons for these filings.

Please address any comments or questions to the attention of the undersigned at (212) 922-8297.

Very truly yours,

/s/ Tanya Philepoua
Tanya Philepoua,
Legal Assistant